SUBSCRIPTION AGREEMENT
FOR
THE DRIVERS COOPERATIVE, INC.
UNSECURED AND SUBORDINATED PROMISSORY NOTE OFFERING

This **SUBSCRIPTION AGREEMENT** (the "Agreement") is made and entered into as of   [EFFECTIVE DATE]   (the "Effective Date") by and between the **The Drivers Cooperative, Inc.**, a New York Worker Cooperative Corporation (the "Cooperative")(together with its permitted successors and assigns) located at **31-00 47th Ave #372, Long Island City, NY 11101**, and the undersigned investor (the "Subscriber") (together with their permitted successors, assigns, and transferees) located at the address set forth in the space provided next to the undersigned (collectively, the "parties").

RECITALS

WHEREAS the Subscriber wishes to subscribe for and agrees to a note ("**Note")** of the Cooperative at the minimum subscription amount of $100, with the principal sum of One Million AND Seventy Thousand Dollars ($1,070,000) (the "***Principal Amount***"), or such lesser amount as will then equal the outstanding principal amount hereunder, together with interest as provided below from the date of this Note and until all principal has been repaid.

WHEREAS the Note shall have a term of ten (10) years ("Maturity Date");

WHEREAS the Subscriber hereby acknowledges that the Cooperative is relying upon the accuracy and completeness of the representations in this Agreement in complying with its obligations under applicable federal and state securities laws;

WHEREAS the Subscriber hereby acknowledges and certifies that the Subscriber has received and read a copy of the Cooperative's Term Sheet, attached hereto as **Exhibit A**, dated [EFFECTIVE DATE]   (the "**Term Sheet**") and agrees that the execution of this Agreement constitutes Subscriber's consent to become a Subscriber of the Cooperative, and that upon the Cooperative's acceptance of this subscription, the Subscriber shall become a Subscriber of the Company upon the signing of the **Note**, attached hereto as **Exhibit B**.

WHEREAS the Subscriber hereby acknowledges and certifies that the Subscriber received and read the offering disclosures and all exhibits thereto of the Company (the **"Form C"**), and the Subscriber is familiar with the terms and provisions thereof;

WHEREAS the Subscriber acknowledges and understands that the Note is being offered pursuant to Regulation Crowdfunding (17 CFR 227.100 through 227.503) of Section 4(a)(6) of the U.S. Securities Act of 1933 (15 U.S.C. 77d(a)(6)) and the applicable rules thereunder (the "Securities Laws");

NOW THEREFORE, for the reasons set forth above, and in consideration of the foregoing and of the mutual promises and covenants of the Cooperative and Subscriber contained herein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Cooperative and the Subscriber agree as follows:

1. Subscription.

    1.1. In order to purchase the Note, the Subscriber must complete and sign this Agreement and return it to the Cooperative along with payment of the amount to be invested. If you are completing the Agreement electronically, follow the applicable online instructions on WeFunder.

    1.2. Minimum Subscription Amount. The minimum subscription amount is $100.

    1.3. Principal and Interest. Refer to the Note which is incorporated herein.

    1.4. Unsecured and Subordinate. The Notes are unsecured and subordinate to current and future obligations and indebtedness of Cooperative.

    1.5. Prepayment. Prepayment of unpaid principal and/or interest due under this Note may be made at any time without penalty. Unless otherwise agreed in writing by Subscriber, all payments will be made in lawful tender of the United States and will be applied (a) first, to the payment of accrued interest, and (b) second, (to the extent that the amount of such prepayment exceeds the amount of all such accrued interest), to the payment of principal.

    1.6. Right of First Refusal.

        1.6.1. Cooperative shall have a right of first refusal ("ROFR") to purchase any of the Notes that any Subscriber proposes to sell, transfer, gift, pledge, assign, distribute, encumber or otherwise dispose of to a third party, except for transfers which are part of an inheritance. Cooperative's ROFR will be assignable by the Cooperative to any other Subscriber.

        1.6.2. The Subscriber shall also have the ROFR to purchase a future round of securities offered by the Cooperative before any third-parties. Any future round of securities is speculative, not guaranteed, and may only be exercised at the option and sole discretion of the Cooperative.

    1.7. Transfer Restrictions. Save for the ROFR described above, the Subscriber understands that the resale or transfer of the Note is restricted and the Subscriber will not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire or take a pledge of) any part of the Note except in compliance with this Agreement, any applicable state and federal securities laws, and the respective rules and regulations promulgated thereunder. Prior to any proposed sale, assignment, transfer or pledge of the Note, the Subscriber agrees that it shall provide written notice to the

Cooperative of the Subscriber's intent of such transfer, sale, assignment or pledge. Each notice shall provide detail of circumstances of the proposed transfer, sale, assignment or pledge, and shall be accompanied, at the Subscribers expense, by evidence that is satisfactory to the Cooperative, to the effect that the proposed transfer of the Note may be effected without registration under the Act or applicable state securities law.

1.8.   No Market for Resale. Subscriber understands that the Cooperative is not currently a reporting issuer in the United States, and there is no assurance that it will ever be a reporting issuer in the United States. As a result, the restrictions on resale of the Note may be indefinite for Subscribers. As there is no market for the Notes, it may be difficult or even impossible for a Subscriber to resell them. If Subscriber does resell, it is the Subscriber's responsibility to ensure that all forms required by the applicable securities laws are filed as required upon disposition of the Note by Subscriber.

1.9.   Cooperative's Right to Accept or Reject Subscriptions. The Cooperative may accept or reject any subscription, in whole or in part. This means that the Cooperative may sell to Subscriber a Note valued lower than what Subscriber subscribes to purchase or may decline to sell a Note to Subscriber at all. If the Cooperative accepts Subscriber's subscription, in whole or in part, this Agreement will constitute an irrevocable commitment by the Subscriber to purchase the Note, and a copy of this Agreement will be executed by the Cooperative and returned to Subscriber. If the Cooperative rejects Subscriber's subscription in whole or in part, the Cooperative will return the payment tendered for any unissued portion of the subscription submitted prior to the execution of this Agreement by the Cooperative.

2.   Representations, Warranties, and Acknowledgements.

2.1.   The Subscriber represents and warrants to the Cooperative, and acknowledges that the Cooperative is relying on these representations and warranties to, among other things, ensure that it is complying with all of the applicable securities laws, that:

i.   The Subscriber has the requisite knowledge to assess the relative merits and risks of this investment, or has relied upon the advice of Subscriber's professional advisors with regard to an investment in the Cooperative . The Subscriber represents and warrants that he/she/it is aware of the degree of risk associated with the purchase of the Note of the Cooperative and has determined that the purchase of the Note is a suitable investment;

ii.   The Subscriber is fully aware and understands that at any time the Cooperative may operate at a loss rather than a profit, and may do so for an unforeseeable amount of time;

iv.   The Subscriber hereby confirms that he/she/they has reviewed or had the opportunity to review the financial statements and other financial information related to the investment within the Cooperative;

v.   The Subscriber is fully aware and understands that the aggregate amount sold by the Cooperative to the Subscriber for a period of twelve (12) months does not exceed (i) the greater of $2,200 or five percent (5%) of the greater of the annual income or net worth of such Subscriber, if either the annual income or net worth of the investor is less than $107,000, as verified by a regulated crowdfunding portal; or (2) ten percent (10%) of the greater of the annual income or net worth of such Subscriber, not to exceed a maximum aggregate amount of $107,000, if either the annual income or net worth of the Subscriber is equal to or more than $107,000, as verified by a regulated crowdfunding portal.

vi.   Accredited-Investor Status. If the Subscriber is an accredited investor, as that is defined under Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended, the Subscriber represents, warrants, and must verify this status through the regulated crowdfunding portal WeFunder. An accredited investor is defined as:

(a) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse (or spousal equivalent) in excess of $300,000 in each of those years, and who has a reasonable expectation of reaching the same income level in the current year;

(b) Any natural person with individual or joint net worth with that of a spouse (or spousal equivalent) exceeds $1 million (exclusive of home and automobiles);

(c) Any natural person who holds a Series 7, 65 or 82 securities license issued by FINRA;

(d) Any director, executive officer, general partner, or knowledgeable employee (who has participated in investment activities for twelve months) of the issuer;

(e) A bank or savings & loan;

(f) A private business development company or rural business investment company;

(g) A 501(c)(3) corporation, business trust or partnership, not formed for the purpose of acquiring the securities, and with total assets in excess of $5 million;

(h) Any trust, limited liability company, or family office with assets in excess of $5 million (along with the family clients of a family office), and any other entity with investments in excess of $5 million; or

(i) Any entity in which all of the equity owners are "accredited investors."

vii.   The Subscriber represents that the offer to sell the Note was communicated to the Subscriber by the Cooperative in such a manner that the Subscriber was able to ask questions and receive answers from the Cooperative concerning the terms and conditions of this transaction;

viii.   The Subscriber acknowledges that the Note for which the Subscriber hereby subscribes are being acquired solely for the Subscribers own account, for investment purposes, and not for the account of others. Subscriber represents that they are not a party to, and does not presently intend to enter into, any contract or arrangement with any other person or entity involving the resale, transfer, grant of participation with respect to or other distribution of the Note;

ix.   Subscriber acknowledges that any notice of issuance of the Note will be imprinted with the following legends that limit its transfer:

The Unsecured and Subordinated Note of the Cooperative ("Note") has not been registered under the United States Securities Act of 1933, as amended, (the "1933 Act"), and the Cooperative has no obligation to register the Note under the 1933 Act in the future. Offers and sales of the Note is issued pursuant to Regulation Crowdfunding (Reg CF) of Section 4(a)(6) of the U.S. Securities Act of 1933 and may not be transferred by the Subscriber for a period of one (1) year from the date of purchase, unless such securities are being transferred (1) to the Cooperative, (2) to an accredited investor, (3) to a member of Subscriber's family, or in connection with the death or divorce of Subscriber, (4) as part of an offering registered with the U.S. Securities Exchange Commission, or (5) in furtherance of other conditions imposed by the U.S. Securities Exchange Commission from time to time. Notwithstanding the foregoing, the Subscriber is required to hold the Note for a period of at least three (3) years as further stipulated within this Subscription Agreement.

x.   Subscriber acknowledges that, to ensure compliance with the restrictions set forth herein, the Cooperative may issue appropriate "stop transfer" instructions to its transfer agent, if any, and that, if the Cooperative transfers its own securities, it may make appropriate notations to the same effect in its own records. In addition, the Cooperative shall not be required (x) to transfer on its books or capitalization table any part of any Note that has been sold or otherwise transferred in violation of any of the provisions of this Agreement or (y) to treat such transferee as Subscriber of such Note.

xi.   The Subscriber understands that nothing in this Agreement or any other materials presented to the Subscriber in connection with the purchase and sale of the Note constitutes legal, tax, or investment advice. The Cooperative has suggested that the Subscriber consults with such legal, tax, and investment advisors as Subscriber, in its sole discretion, deems necessary or appropriate in connection with its purchase of Note.

xii.   Both the Cooperative and Subscriber represent that neither it nor any of its officers, directors, managers, partners, employees, representatives, or agents, either is, or will be obligated for any finder's or broker's fee or commission in connection with this transaction. Subscriber agrees to indemnify and to hold harmless the Cooperative from any liability for any commission or compensation in the nature of a finders' or broker's fee (and any asserted liability as a result of the performance of services of any such finder or broker) for which Subscriber or any of its officers, directors, managers, partners, employees, agents, or representatives may be responsible.

xiii.   Subscriber represents that all information provided by Subscriber to the Cooperative in connection with the purchase of the Note is true, correct, and complete as of the date set forth hereof, and if there should be any change in such information, Subscriber shall immediately provide the Cooperative with such information.

xiv.   The Subscriber has read and fully understands the terms, conditions and effect of this Agreement, and all other documents in connection therewith;

xv.   The Subscriber represents and warrants to, and covenants with, the Cooperative that (i) Subscriber has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Agreement, and (ii) this Agreement constitutes a valid and binding obligation of Subscriber enforceable against the Investor in accordance with its terms, except as enforceability may be limited by applicable law.

3.   Indemnification

The Subscriber hereby agrees to indemnify and hold harmless the Cooperative and any of its officers, directors, shareholders, employees, agents or affiliates (collectively the "Indemnified Parties" and individually an "Indemnified Party") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against losses, liabilities and expenses of each Indemnified Party (including attorneys' fees, judgments, fines and amounts paid in settlement, payable as incurred) incurred by such person or entity in connection with such action, arbitration, suit or proceeding, by reason of or arising from (i) any misrepresentation or misstatement of facts or omission to represent or state facts made by the Subscriber, including, without limitation, the information in this Agreement, or (ii) litigation or other proceeding brought by the Subscriber against one or more Indemnified Party in which the Indemnified Party is the prevailing party.

4.   <u>Revocation of Offer for a Limited Time</u>

Once the Subscriber has executed the Agreement and submitted funds, such subscription may be revoked up until forty-eight (48) hours prior to the close of the offer in accordance with Securities laws.

5.   <u>Risk Factors</u>.   Subscriber acknowledges the following risks of investment:

5.1   HIGH RISK INVESTMENT. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. THE UNDERSIGNED IS AWARE THAT AN INVESTMENT IN THE COOPERATIVE IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF THE ENTIRE INVESTMENT, AND HAS CAREFULLY READ AND CONSIDERED THE RISK FACTORS AND ALL MATTERS SPECIFIED IN THE DISCLOSURE MATERIALS (FORM C) IN DETERMINING WHETHER OR NOT TO INVEST IN THE COOPERATIVE AS SPECIFIED HEREIN. THE UNDERSIGNED UNDERSTANDS THAT THE FOLLOWING FACTORS ARE NOT AN ALL-INCLUSIVE LIST OF POSSIBLE RISKS INHERENT IN THE OFFERING.

all.

6.   <u>Subscribers Certifications.</u> Under penalties of perjury, Subscriber certifies that: (1) the taxpayer ID number or social security number shown above is the correct taxpayer identification number issued to Subscriber; and (2) Subscriber is not subject to backup withholding because: (a) Subscriber is exempt from backup withholding, or (b) Subscriber has not been notified by the Internal Revenue Service (IRS) that Subscriber is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified Subscriber that it is no longer subject to backup withholding; and (3) Subscriber is a U.S. citizen or other U.S. person.

7.   <u>General Provisions</u>

7.1   <u>Notice</u>. Any notice or demand which either party may or must give to the other party under this Agreement shall be made in writing and shall be either hand delivered or sent via email or U.S. certified mail to the following addresses:

<u>To the Cooperative:</u>
The Drivers Cooperative, Inc.
31-00 47th Ave #372,
Long Island City, NY 11101
info@drivers.coop

To the Subscriber:

The name of the Investor on the signature page as provided on the regulated crowdfunding portal WeFunder, and the address of the Investor provided to the WeFunder portal, which both are incorporated herein.

7.2   All notices or other communications given or made hereunder shall be in writing and shall be delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, to the Cooperative at its registered head office address and to the undersigned set forth on the signature page hereof.

7.3   This Agreement shall be governed by and construed in accordance with the laws of the State of New York and, to the extent it involves any United States statute, in accordance with the laws of the United States.

7.4   Subscriber may deliver this Agreement to the Cooperative by electronic means such as by email. If Subscriber submits this Agreement to the Cooperative electronically, Subscriber agrees that Subscriber's digital signature or other form of electronic acknowledgement, consent, or acceptance (as the case may be), constitutes Subscriber's signature, acceptance, and agreement of the terms of this Agreement and such digital signature, consent, or acceptance shall be given the same force and effect as a signature affixed by hand.

7.5   If Subscriber has provided the Cooperative with Subscriber's valid email address, Subscriber agrees to receive all factual business information, as that is defined by the Securities Laws, via email should the Cooperative choose to disseminate information through this means. All communications regarding the terms of the offer shall be through the communication channels provided by the regulated crowdfunding intermediary as required by the Securities Laws. Subscriber may revoke this consent any time by giving written notice to the Fund.

7.6   If a court or an arbitrator of competent jurisdiction holds any provision of this Agreement to be illegal, unenforceable, or invalid in whole or in part for any reason, the validity and enforceability of the remaining provisions, or portions of them, will not be affected.

7.7   This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

7.8   This Agreement constitutes the entire agreement between the Cooperative and the Subscriber with respect to the subject matter hereof and supersedes any prior or contemporaneous understanding, representations, warranties or agreements, whether oral or written.

7.9   Modification. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Cooperative and Subscriber.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]_____.

COMPANY:

The Drivers Cooperative, Inc.

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):   **INVESTOR:**

[ENTITY NAME]

Investor Signature

By: _____   By:_____

Name: [INVESTOR NAME]

Title: _____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

SUMMARY OF TERMS FOR DEBT OFFERING

THE DRIVERS COOPERATIVE, INC.

$1.07 MILLION OFFERING OF UNSECURED AND SUBORDINATE NOTES

Date: <u>[EFFECTIVE DATE]</u>

The following is a summary of the principal terms of the debt security interests unsecured and offered by **The Drivers Cooperative, Inc**., a New York Worker Cooperative Corporation (the "Cooperative or Borrower"), to both accredited investors as defined by 17 C.F.R. § 230.501(a) and non-accredited investors pursuant to Regulation Crowdfunding (17 CFR 227.100 through 227.503) of Section 4(a)(6) of the U.S. Securities Act of 1933 (15 U.S.C. 77d(a)(6)) and the applicable rules thereunder (the "Securities Laws"). This is a summary only and does not constitute a legally binding agreement or a commitment to invest. No legally binding obligations will be created until the following agreements are executed and delivered by all parties: Subscription Agreements and Notes.

TERMS

Total Offering or Aggregate Loan Amount: $1,070,000

Target Return on Investment: (Benchmark Revenue) x 2.5% x (Subscriber's Note/$1,070,000 or the total amount at closing of the total offering, whichever is greater) up to 2.5X the amount of the Subscriber's Note, as further defined in the Note and Subscription Agreement.

Investment Type: Unsecured and Subordinated Debt

Maturity Date/Term: 10 years

Minimum Offering Threshold: $50,000

SEC Exemption: Regulation Crowdfunding

Minimum Loan Investment (Price): $100

Investment Limits: <u>Non-accredited Investor</u>: (a) the greater $2,200 or five (5) percent of the greater of the annual income or net worth of the an non-accredited investor whose annual income or net worth is less than $107,000; or (b) ten percent (10%) of the greater of the annual income or net worth, not to exceed $107,000 across all platforms, of the a non-accredited investor whose annual income <u>and</u> net worth is greater than $107,000. <u>Accredited Investor</u>: No limitations

BORROWER	The Drivers Cooperative, Inc.
TOTAL OFFERING	$1,070,000
MINIMUM TARGET OFFERING	$50,000
TYPE OF OFFERING	Unsecured and Subordinated Debt
MATURITY/TERM	Any unpaid principal will be due and payable in full to the Holder on the tenth anniversary of the closing of the total offering (the "**Maturity Date**")
TARGET RETURN ON INVESTMENT	(Benchmark Revenue) x 2.5% x (Subscriber's Note/$1,070,000 or the total amount at closing of the total offering, whichever is greater) up to 2.5X the amount of the Subscriber's Note.
OVERSUBSCRIPTION	Allowed but only up to $2,500,000.
HOLDING PERIOD	3 years
MINIMUM LOAN INVESTMENT	$100
INVESTMENT LIMITS	Non-accredited Investor: (a) the greater $2,200 or five (5) percent of the greater of the annual income or net worth of the non-accredited investor whose annual income or net worth is less than $107,000; or (b) ten percent (10%) of the greater of the annual income or net worth, not to exceed $107,000 across

	all platforms, of the a non-accredited investor whose annual income <u>and</u> net worth is greater than $107,000 Accredited Investor: No limitations.
USE OF PROCEEDS	Capacity-building through new staff hires Marketing Technology development Costs of goods and services sold Administrative costs
DOCUMENTS	Each Holder shall execute a Note and Subscription Agreement prior to the initial closing of the total offering.
PAYMENT SCHEDULE	All payments are set to be made quarterly on March 31, June 30, September 30, and December 31 of each calendar year. The first payment is scheduled to occur thirty-six (36) months from the closing of the total offering, and shall be paid within 30 days at the end of each calendar quarter. All payments shall be shared pro-rata between all of the Holders of the Note. No Cash payments will be accepted. Interest shall begin accruing after the First Payment of the Note and shall end on the Maturity Date. The entire outstanding principal balance of this Noteshall be due and payable in full at Maturity Date.
PREPAYMENT	The Borrower may, at its option, prepay the Notes at any time and without penalty.

RIGHT OF FIRST REFUSAL	The Borrower shall have a right of first refusal ("**ROFR**") to purchase any of the Notes that any Holder proposes to sell, transfer, gift, pledge, assign, distribute, encumber or otherwise dispose of to a third party, except for transfers which are part of an inheritance. The Borrower's ROFR may be assignable by the Borrower to any other Holder. The Holder shall also have the ROFR to purchase a future round of securities offered by the Borrower before any third-parties. Any future round of securities is speculative, not guaranteed, and may only be exercised at the option and sole discretion of the Borrower.
RESTRICTIONS ON TRANSFER	The Note is "restricted securities" in that the Borrower's offer of the Note has not been registered under the Securities Act and that federal securities laws and regulations place restrictions on its transfer. The Holder shall not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of any part of the Note except in compliance with the Subscription Agreement, any applicable state and federal securities laws, and the respective rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

THE DRIVERS COOPERATIVE, INC.

Founder Signature

_____

Name: Erik Forman
Title: Co-Founder & Authorized Signatory

UNSECURED AND SUBORDINATED DEBT OFFERING
FOR
THE DRIVERS COOPERATIVE, INC.

Amount: $[AMOUNT]   Made as of: [EFFECTIVE DATE]

Maturity Date: 10 years from above date

For value received, **The Drivers Cooperative, Inc.**, a New York Worker Cooperative ("***Borrower***") together with its permitted successors and assigns), with principal offices at 31-00 47th Ave #372, Long Island City, NY 11101, hereby promises to pay to [INVESTOR NAME]   ("***Holder***") (together with its permitted successors and assigns), with a principal address at the address set forth in the space provided next to the undersigned (collectively, the "parties") the principal sum of $[AMOUNT]   Dollars (   ) (the "***Principal Amount***"), or such lesser amount as will then equal the outstanding principal amount hereunder, together with interest as provided below from the date of this Note and until all principal has been repaid. All payments will be made at the principal offices of the Holder or by mail to the address of the Holder of this Note in lawful money of the United States.

The following is a statement of the rights of Holder and the conditions to which this Note is subject, and to which Holder hereof, by the acceptance of this Note, agrees:

1. **Definitions**. The following definitions will apply for all purposes of this Note:

1.1 "***Note***" means this Unsecured and Subordinated Promissory Note.

1.2 "***Notes***" means a series of unsecured and subordinated promissory notes in the aggregate principal amount of up to $1,070,000 (or up to $2,500,000 for oversubscriptions as further described in Item 10 of the offering disclosure called the Form C), each such note containing substantially identical terms and conditions as this Note.

2. **Subscription Agreements.** This Note is issued pursuant to a Subscription Agreement (the "***Subscription Agreement***"), by and between Borrower and the original holder of this Note and is subject to the provisions thereof. Any capitalized terms used herein, but not defined herein, will have the meanings ascribed to them in the Subscription Agreement.

3. **Interest**. The Note pays a target return on investment ("Interest") called the Revenue Share Percentage on a pro rata basis as further defined herein. First payment shall occur thirty-six (36) months from the signing of the Subscription Agreement and this Note, and shall be paid within 30 days at the end of each calendar quarter. Any accrued and unpaid interest may be paid at maturity but no interest shall accrue until the date of the First Payment. Interest calculations or Subscriber's share of Cooperative's Revenue Share Percentage will be calculated on a pro rata basis in the following manner:

A. (Benchmark Revenue) x 2.5% x (Subscriber's Note/$1,070,000 or the total amount at closing of the offering, whichever is greater) up to 2.5 of the amount of the Subscriber's Note. This "Revenue Share Percentage" will be applied to the balance of this Note during each calendar quarter;

B. The Payments are set to be made quarterly of each calendar year and will be adjusted up or down, as necessary, such that the target total amount paid to Subscriber under this Note for the full calendar year is two and half times the original Note); and

C. The "Benchmark Revenue" means the Borrower's gross revenues for the applicable period from all sources, less any "Permissible Offsets," defined herein, driver-member payouts, sales taxes, Black Car Fund fees, regulatory surcharges (e.g., congestion surcharge, airport fees), and credit card payment processing fees, all as calculated according to generally accepted accounting principles in the U.S.

D. "Permissible Offsets" include (1) loans and other forms of indebtedness from commercial lenders and other creditors, (2) grants from philanthropic organizations, individuals, or public sources; (3) proceeds from insurance claims; (4) awards from litigation settlements; and (5) reserves.

E. The date for the first quarterly payments is set be thirty-six (36) months from the closing of the total offering.

F. Cash payments will not be accepted. Interest shall begin accruing upon the date of the First Payment and shall end on the Maturity Date. The entire outstanding principal balance of this Note, together with all accrued and unpaid interest, shall be due and payable in full at the Maturity Date.

4.   **Maturity.** The Note, together with any outstanding principal and accrued but unpaid interest, will be due and payable within ten (10) years from the closing of the total offering ("Maturity Date").

5.   **Prepayment.** Prepayment of unpaid principal and/or interest due under this Note may be made at any time without penalty. Unless otherwise agreed in writing by Holder, all payments will be made in lawful tender of the United States and will be applied (a) first, to the payment of

accrued interest, and (b) second, (to the extent that the amount of the prepayment exceeds the amount of all accrued interest), to the payment of principal.

6.   Unsecured and Subordinated. Holder agrees that the Note shall be subordinate in rights of payment and priority to all current and future indebtedness to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

7.   Default.

7.1   Events of Default. Borrower will be deemed to be in default under this Note and the outstanding unpaid principal balance of this Note, together with all interest accrued thereon, will immediately become due and payable in full, without the need for any further action on the part of Holder, upon the occurrence of any of the following events (each an "***Event of Default***"): (a) upon Borrower's failure to make any payment when due under this Note for a period of ninety (90) days; (b) upon the filing by or against Borrower of any voluntary or involuntary petition in bankruptcy or any petition for relief under the federal bankruptcy code or any other state or federal law for the relief of debtors, *provided*, *however*, with respect to an involuntary petition in bankruptcy, the petition has not been dismissed within thirty (30) days after the filing of the petition; (c) upon the execution by Borrower of an assignment for the benefit of creditors or the appointment of a receiver, custodian, trustee or similar party to take possession of Borrower's assets or property; or (d) upon any breach, default or violation by Borrower of any term, condition, obligation, representation or covenant of the Security Agreements, and such breach shall continue for ten (10) business days after the Borrower's receipt of written notice from the Holder of such breach or default.

7.2   Remedies On Default; Acceleration. Upon any Event of Default, the Note, including the outstanding principal and accrued interest, shall automatically become immediately due and payable in full, without presentment, demand, protest, or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding. In addition to the foregoing remedies, upon the occurrence and during the continuance of any Event of Default, Investor may exercise any other right power or remedy permitted to it by law, either by suit in equity or by action at law, or both. Any payments, proceeds or recoveries received by Holder upon an Event of Default will be shared pro rata between the holders of all the Notes, according to the remaining outstanding principal amount of such Notes at the time of the Event of Default.

7.3.   Notes are Pari Passu. The Notes issued pursuant to the Subscription Agreements will rank equally without preference or priority of any kind over one another, and all payments on account of principal and interest with respect to any of the Notes will be applied ratably and proportionately on all outstanding Notes on the basis of the original principal amount of outstanding Notes.

8.   **General Provisions**.

8.1   **Waivers**. The Borrower and all endorsers of this Note hereby waives notice of default, presentment, or demand for payment, protest, or notice of nonpayment or dishonor and all other notices or demands relative to this instrument.

8.2   **Transfer**. Neither this Note nor any rights hereunder may be assigned, conveyed or transferred, in whole or in part, without Borrower's prior written consent, which Borrower may withhold in its sole discretion, or as otherwise expressly provided in the Subscription Agreement. The rights and obligations of Borrower and the Holder under this Note and the Subscription Agreement will be binding upon and benefit their respective permitted successors, assigns, heirs, administrators and transferees.

8.3   **Usury**. In the event any interest is paid on this Note which is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

8.4   **Governing Law**. This Note will be governed by and construed under the internal laws of the State of New York as applied to agreements among New York residents entered into and to be performed entirely within New York, without reference to principles of conflict of laws or choice of laws.

8.5   **Headings**. The headings and captions used in this Note are used only for convenience and are not to be considered in construing or interpreting this Note.

8.6   **Notices**. All notices or other communications given or made hereunder shall be in writing and shall be delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, to the Borrower at its registered head office address and to the undersigned set forth on the signature page hereof.

8.7   **Amendments.**. Any term of this Note may be amended, and the observance of any term of this Note may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of Borrower and Holder, and through an amendment and filing of a Form C/A with the Securities Exchange Commission (SEC). The Holder understands that if the material change occurs during the offering period, then they must reconfirm their commitment within five (5) business days of the amendment in order to accept these changes. Otherwise, the Holder's commitment will be considered cancelled under the Securities Laws. Any amendment effected in accordance with this section will be binding upon each holder of any Notes at the time outstanding, each future holder of the Notes, and Borrower.

8.8   <u>**Severability**</u>. If one or more provisions of this Note are held to be unenforceable under applicable law, such provision(s) will be excluded from this Note and the balance of the Note will be interpreted as if such provision(s) were so excluded and will be enforceable in accordance with its terms.

8.9   <u>**Subscription Agreement**</u>. This Note incorporates by reference all the terms of the Subscription Agreements.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of ___[INVESTMENT DATE]___ .

COMPANY:

The Drivers Cooperative, Inc.

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

INVESTOR:

[ENTITY NAME]

Investor Signature

By: _____   By: _____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited